Exhibit 99.1

HUDBAY MINERALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of HudBay Minerals Inc. (“Hudbay”) will be held at the Toronto Board of Trade, East Ballroom, Suite 350, 1 First Canadian Place, 77 Adelaide Street West, Toronto, Ontario M5X 1C1 on Thursday, June 14, 2012 at 10:00 a.m. (Eastern Time), for the following purposes:

1.                                      to receive Hudbay’s audited consolidated financial statements for the year ended December 31, 2011 and the auditor’s report thereon;

2.                                      to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the full text of which is set out in the accompanying management information circular) to amend Hudbay’s articles of continuance to increase the maximum number of directors from nine to ten;

3.                                      to elect the directors of Hudbay;

4.                                      to appoint Deloitte & Touche LLP as Hudbay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration; and

5.                                      to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Hudbay’s Board of Directors has fixed the close of business on May 2, 2012 as the record date, being the date for the determination of the registered holders of Hudbay common shares entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof.  Shareholders who acquire common shares after May 2, 2012 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.  Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay’s transfer agent, Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1, no later than 10:00 a.m. (Eastern Time) on June 12, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 14th day of May, 2012.

By Order of the Board of Directors

(signed) “G. Wesley Voorheis”
G. Wesley Voorheis
Chairman